Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE
BOARD OF DIRECTORS OF FEBRUARY 2, 2015

DATE, TIME AND PLACE: On February 2, 2015 at 2:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Opening the meeting, the Directors examined the account statements for fiscal year 2014, that were subject of: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration of the Executive Board, agreeing with the opinions in the report of the Independent Auditors, the account statements and the management discussion and analysis report for the operation..

Following due consideration, the Directors concluded as to the exactness of all the examined documents, unanimously approving them and authorizing their publication through submission to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), February 2, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches and Pedro Luiz Bodin de Moraes – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer